Exhibit 99.1

EHang Reports Fourth Quarter and Fiscal Year 2023 Unaudited Financial Results

•	Quarterly Revenues Increased by 260.9% YoY, 97.8% QoQ, Fiscal Year Revenues Increased by 165.0%

•	Maintained Stable and High Gross Margin

•	Achieved Positive Operating Cash Flow in the Fourth Quarter of 2023

•	Obtained the World’s First Pilotless Passenger-Carrying eVTOL Type Certificate (“TC”) and Standard Airworthiness Certificate (“AC”) for EH216-S from the CAAC

•	Moved Forward eVTOL Sales and Operations

•	Partnered with GAC Group to Strengthen Capability for Future Production

•	Expanded to UAE Market

Guangzhou, China, March 15, 2024—EHang Holdings Limited (“EHang” or the “Company”) (Nasdaq: EH), the world’s leading Urban Air Mobility (“UAM”) technology platform company, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2023.

Financial and Operational Highlights for the Fourth Quarter 2023

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Total revenues were RMB56.6 million (US$8.0 million), representing a substantial increase of 260.9% from RMB15.7 million in the fourth quarter of 2022, and a notable increase of 97.8% from RMB28.6 million in the third quarter of 2023.

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Gross margin was 64.7%, representing a consistently high gross margin level with a slight decrease of 1.4 percentage points compared to 66.1% in the fourth quarter of 2022, but on par with 64.6% in the third quarter of 2023. The year-over-year decrease was mainly due to changes in revenue mix.

•

Operating loss was RMB75.2 million (US$10.6 million), representing an 18.4% improvement from RMB92.2 million in the fourth quarter of 2022 and a 7.4% increase from RMB70.0 million in the third quarter of 2023.

•

Adjusted operating loss[1] (non-GAAP) was RMB24.9 million (US$3.5 million), representing a 59.4% improvement from RMB61.3 million in the fourth quarter of 2022, and a 27.3% improvement from RMB34.2 million in the third quarter of 2023.

•

Net loss was RMB72.5 million (US$10.2 million), representing a 34.2% improvement from RMB110.1 million in the fourth quarter of 2022, and an 8.0% increase from RMB67.1 million in the third quarter of 2023.

•

Adjusted net loss[2] (non-GAAP) was RMB22.1 million (US$3.1 million), representing a 62.8% improvement from RMB59.4 million in the fourth quarter of 2022, and a 29.4% improvement from RMB31.3 million in the third quarter of 2023.

•

Cash, cash equivalents, short-term deposits, short-term investments and restricted short-term deposits balances were RMB334.1 million (US$47.1 million) as of December 31, 2023. During the fourth quarter of 2023, in which the EH216-S obtained the TC, the Company generated positive cash flow from operations.

•	Sales and deliveries of EH216 series products[3] were 23 units, a notable increase compared with 6 units in the fourth quarter of 2022, and 13 units in the third quarter of 2023.

[1]	Adjusted operating loss is a non-GAAP financial measure, which is defined as operating loss excluding share-based compensation expenses. See “Non-GAAP Financial Measures” below.
[2]

Adjusted net loss is a non-GAAP financial measure, which is defined as net loss excluding share-based compensation expenses and certain non-operational expenses. See “Non-GAAP Financial Measures” below.

[3]	The EH216 series products include EH216-S, the standard model for passenger transportation, EH216-F model for aerial firefighting, and EH216-L model for aerial logistics.

Financial and Operational Highlights for the Fiscal Year 2023

•	Total revenues were RMB117.4 million (US$16.5 million), representing a substantial increase of 165.0% from RMB44.3 million in 2022.

•	Gross margin was 64.1%, representing a decrease of 1.8 percentage points from 65.9% in 2022.

•	Operating loss was RMB296.3 million (US$41.7 million), representing a 2.5% improvement from RMB304.0 million in 2022.

•	Adjusted operating loss[4] (non-GAAP) was RMB144.8 million (US$20.4 million), representing a 30.1% improvement from RMB207.1 million in 2022.

•	Net loss was RMB302.3 million (US$42.6 million), representing an 8.2% improvement from RMB329.3 million in 2022.

•	Adjusted net loss[5] (non-GAAP) was RMB138.8 million (US$19.6 million), representing a 32.7% improvement from RMB206.2 million in 2022.

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Cash, cash equivalents, short-term deposits, short-term investments and restricted short-term deposits balances were RMB334.1 million (US$47.1 million) as of December 31, 2023, compared with RMB249.3 million as of December 31, 2022.

•	Sales and deliveries of the EH216 series products[3] were 52 units in 2023, a significant increase compared with 21 units in 2022.

Business Highlights for the Fourth Quarter 2023 and Recent Developments

•	Obtained the World’s First Pilotless Passenger-Carrying eVTOL Type Certificate and Standard Airworthiness Certificate for EH216-S from the CAAC

In the fourth quarter of 2023, EHang’s self-developed EH216-S passenger-carrying unmanned aerial vehicle (“UAV”) system achieved ground-breaking milestones on certifications by successfully obtaining the TC and AC from the Civil Aviation Administration of China (the “CAAC”). This achievement marks the world’s first of its kind in the global UAM industry. The certifications demonstrate the EH216-S’s full compliance with safety standards and airworthiness requirements set by the CAAC. As a result, the EH216-S currently holds official approval for passenger-carrying commercial operations in China.

Following the completion of the aircraft certification, EHang conducted production of EH216-S under the supervision of the CAAC representatives at the Yunfu factory in China and began deliveries of certified aircraft to customers in the fourth quarter of 2023.

•	Moved Forward to Obtaining the Production Certificate For Mass Production

[4]	Adjusted operating loss is a non-GAAP financial measure, which is defined as operating loss excluding share-based compensation expenses. See “Non-GAAP Financial Measures” below.
[5]

Adjusted net loss is a non-GAAP financial measure, which is defined as net loss excluding share-based compensation expenses and certain non-operational expenses. See “Non-GAAP Financial Measures” below.

In preparation for the next-stage mass production, EHang, as an aircraft manufacturer, has been moving forward to obtaining the Production Certificate (“PC”) from the CAAC for a comprehensive review and verification of the aircraft quality management at the Yunfu production facility. Currently, onsite inspections have been completed by the CAAC review team, and all the required quality system files have been submitted to the CAAC for final review. The PC is estimated to be issued in the near term. Additionally, since 2017, EHang has been certified under AS9100, a global aerospace and aviation quality management system standard.

•	Public-Private Cooperation on Low-Altitude Economy in Several Cities to Promote eVTOL Sales and Operations in China

The low-altitude economy, boosted by low-altitude aircraft like eVTOLs and UAVs, has been positioned as one of the national strategic emerging industries in China. With that, approximately 20 provinces across the country have prioritized the development of the low-altitude economy in 2024, leading to implementation of favorable policies and regulations, attractive funding and subsidies, infrastructure support and suitable sites for eVTOL operations, and paving the way for establishing a sustainable low-altitude ecosystem. To expedite the Company’s eVTOL sales and deliveries and to prepare for UAM commercial operations, collaborations between the public and private sectors are being fostered in pioneering cities such as Shenzhen, Guangzhou, Hefei, and Wuxi in China.

In Shenzhen, a bespoke UAM Operation Demonstration Center for EH216-S has been established by the government and launched debut flights at OH Bay in Bao’an district in December 2023. As part of a strategic partnership between EHang and Bao’an District Government, the demonstration center provides functional infrastructure for planned aerial sightseeing services with eVTOL aircraft. In January 2024, EHang further expanded to Luohu district and forged a strategic partnership with the Bureau of Culture, Radio, Television, Tourism, and Sports of Luohu District for jointly developing aerial tourism and transportation services with EHang’s pilotless eVTOL aircraft.

In Guangzhou, the first certified EH216-S with AC issued by the CAAC was delivered to the customer in Guangzhou in December 2023, and conducted passenger-carrying flights at Jiulong Lake Park. More operation sites and flight routes for aerial sightseeing and logistics are planned for Guangzhou as well.

In Hefei, EHang entered into a strategic cooperation agreement with the Hefei Municipal Government in October 2023 for joint development of a low-altitude economy ecosystem, which includes a target amount of $100 million in extended support. The support will be provided either through the coordination or facilitation of purchase orders for a minimum of 100 units of EH216 series products, and/or by providing financing support. The specific timing, amount and type of support will be subject to definitive agreements. EHang has delivered 15 units of EH216-S to Hefei in the fourth quarter of 2023. EH216-S completed passenger-carrying flights in Luogang Central Park, which is positioned to be a leading UAM super aero hub by the Hefei Municipal Government.

In Wuxi, EHang cooperated with the local government for UAM in March, 2024, and received intentional purchase orders for 100 units of EH216-S. The local government will provide comprehensive support for EHang’s eVTOL future operations in Wuxi for various use cases including passenger transportation, aerial sightseeing, firefighting and emergency.

•	Cooperated with GAC Group to Strengthen Capability for Future Production

In February 2024, EHang reached a strategic cooperation agreement with Guangzhou Automobile Group Co., Ltd. (601238.SH, 02238.HK, “GAC Group”), along with the Management Committee of Guangzhou Airport Economic Zone, and the Administrative Committee of Guangzhou Economic and Technological Development District, for facilitating the high-quality development of the low-altitude economy in Guangzhou. GAC Group is set to fully capitalize on its extensive expertise in smart manufacturing and its well-structured industrial chain to accelerate the future production, adoption and market expansion for EHang’s passenger-carrying UAVs.

•	Expanded to UAE: Joined SAVI Cluster and Reached Strategic Partnership and Sales Agreement with Wings Logistics Hub for 100 Units

In December 2023, EHang extended to the United Arab Emirates (“UAE”) by joining the Smart and Autonomous Vehicle Industries (“SAVI”) Cluster, led by the Abu Dhabi Department of Economic Development and the Abu Dhabi Investment Office, which is dedicated to establishing Abu Dhabi as a key hub for smart and autonomous vehicles.

Additionally, EHang formed a long-term strategic partnership with Wings Logistics Hub, the passenger eVTOLs (smart mobility) and logistics tech subsidiary of Technology Holding Company, being the technology arm of EIH Ethmar International Holding. The aim of this partnership is to collaboratively advance the development of UAM and smart city management in the UAE, the Middle East, and North Africa. Wings Logistics Hub intends to purchase up to 100 units of the EH216 series eVTOLs from EHang with initial deliveries set to commence in the first quarter of 2024.

•	Continuous Development in Europe: UAM Center in Spain and Partnership with Telefónica Tech

In November 2023, EHang announced the opening of its first European UAM Center in Spain. Located inside the Lleida–Alguaire International Airport, the center is specifically for unmanned eVTOL aircraft and is Europe’s first-of-its-kind, setting a worldwide benchmark for the effective integration of eVTOL operations with airport infrastructure, air traffic management systems, operational procedures, and other information technologies.

In February 2024, EHang entered into a strategic alliance with Telefónica Tech, a subsidiary of world-leading telecommunications service provider Telefonica. The two companies will partner up on network connectivity solutions for deploying UAM intelligent solutions in Europe and Latin America.

•	Unveiled Competitive Suggested Retail Price for EH216-S in China and Global Markets

In February 2024, EHang unveiled the suggested retail prices for its EH216-S passenger-carrying UAV system—RMB2.39 million in China and US$410,000 in global markets outside China, effective from April 1, 2024. By offering a competitive price in domestic and global markets for EH216-S, the Company aims to meet the escalating demands and drive widespread adoption of this innovative aircraft.

Management Remarks

Mr. Huazhi Hu, EHang’s Founder, Chairman and Chief Executive Officer, commented, “We ended the year with a quarter marked by robust growth. We have obtained the TC and AC from the CAAC for our proprietary EH216-S in the fourth quarter, the world’s first of its kind for pilotless passenger-carrying eVTOL aircraft. This significant achievement has had a profound impact on our business, as it has sparked a surge in demand for our remarkable EH216-S. The market response has been overwhelmingly positive, leading to strong quarterly and yearly revenue growth.

Furthermore, we have been steadily moving towards commercial sales and operations of our eVTOL aircraft in China by leveraging favorable policies, regulations and support for the low-altitude economy. This progress is crucial in establishing a sustainable low-altitude ecosystem, expediting our readiness for UAM through public-private cooperations in pioneering Chinese cities such as Shenzhen, Guangzhou, Hefei and Wuxi. We also partnered with GAC Group to strengthen our capability for future smart production. On top of these, our efforts continued overseas. Specifically, in December, we expanded our footprint to the UAE by participating in the government-led SAVI Cluster and built a strategic partnership with Wings Logistics Hub, which intends to purchase up to 100 units of EH216 series eVTOL aircraft.

We are confident that the low-altitude economy and its related industry is full of immense opportunities and will continue endeavors to enhance our low-altitude ecosystem by expanding our partnerships network and growing our client base. We remain dedicated to making autonomous aerial vehicle a common part of everyday life and bringing its benefits to a broader public.”

Mr. Conor Yang, EHang’s Chief Financial Officer, stated, “In the fourth quarter, the Company surpassed our guidance and achieved revenue of RMB56.6 million, representing an increase of 260.9% compared with the same period last year. Furthermore, our fiscal year revenues reached RMB117.4 million, witnessed significant growth of 165% compared with the previous year. These financial results can be attributed to the higher sales volume of our EH216 series products.

Notably, we generated positive operating cash flow in the fourth quarter. This achievement signifies our improved financial position. We remain confident in sustaining this positive momentum and continued growth and leveraging our strengths to further drive our success in the UAM industry.”

Financial Results for the Fourth Quarter 2023

Revenues

Total revenues were RMB56.6 million (US$8.0 million), representing an increase of 260.9% from RMB15.7 million in the fourth quarter of 2022, and an increase of 97.8% from RMB28.6 million in the third quarter of 2023. The year-over-year and quarter-over-quarter increases were primarily due to the increase in the sales volume of EH216 series products.

Costs of revenues

Costs of revenues were RMB20.0 million (US$2.8 million), compared with RMB5.3 million in the fourth quarter of 2022 and RMB10.1 million in the third quarter of 2023. The year-over-year and quarter-over-quarter increases were primarily in line with the increase in the sales volume of EH216 series products.

Gross profit and gross margin

Gross profit was RMB36.6 million (US$5.2 million), representing an increase of 253.3% from RMB10.4 million in the fourth quarter of 2022, and an increase of 98.2% from RMB18.5 million in the third quarter of 2023. The year-over-year and quarter-over-quarter increases were primarily due to the increase in the sales volume of EH216 series products.

Gross margin was 64.7%, down 1.4 percentage points from 66.1% in the fourth quarter of 2022, but on par with 64.6% in the third quarter of 2023. The year-over-year decrease was mainly due to changes in revenue mix and increased cost per unit of EH216 series product.

Operating expenses

Total operating expenses were RMB114.5 million (US$16.1 million), compared with RMB104.0 million in the fourth quarter of 2022, and RMB89.8 million in the third quarter of 2023.

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Sales and marketing expenses were RMB20.7 million (US$2.9 million), compared with RMB15.5 million in the fourth quarter of 2022, and RMB13.7 million in the third quarter of 2023. The year-over-year and quarter-over-quarter increases were mainly attributed to the expansion of sales channels and increased marketing and promotional activities to expand brand awareness, and partially offset by lower share-based compensation expenses.

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General and administrative expenses were RMB55.6 million (US$7.8 million), compared with RMB51.4 million in the fourth quarter of 2022, and RMB38.4 million in the third quarter of 2023. The year-over-year increase was mainly attributed to higher share-based compensation expenses for new grant of share-based awards, and offset by the lower expected credit loss expenses due to the improving credit controls in 2023. The quarter-over-quarter increase was mainly attributed to higher share-based compensation expenses.

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Research and development expenses were RMB38.2 million (US$5.4 million), on par with RMB37.1 million in the fourth quarter of 2022, and RMB37.7 million in the third quarter of 2023. The focus of research and development expenses was mainly on the continuous expenditures on the TC of EH216-S.

Adjusted operating expenses6 (non-GAAP)

Adjusted operating expenses were RMB64.2 million (US$9.0 million), representing a reduction of 12.4% from RMB73.2 million in the fourth quarter of 2022, and an increase of 18.8% from RMB54.0 million in the third quarter of 2023. Adjusted sales and marketing expenses, adjusted general and administration expenses, and adjusted research and development expenses were RMB16.1 million (US$2.3 million), RMB18.5 million (US$2.6 million) and RMB29.6 million (US$4.1 million) in the fourth quarter of 2023, respectively. The changes in adjusted operating expenses were primarily due to the same reasons discussed under the heading “Operating expenses” above.

Operating loss

Operating loss was RMB75.2million (US$10.6 million), representing an improvement of 18.4% from RMB92.2 million in the fourth quarter of 2022, and an improvement of 7.4% from RMB70.0 million in the third quarter of 2023.

Adjusted operating loss7 (non-GAAP)

Adjusted operating loss was RMB24.9 million (US$3.5 million), representing an improvement of 59.4% from RMB61.3 million in the fourth quarter of 2022, and an improvement of 27.3% from RMB34.2 million in the third quarter of 2023.

Net loss

Net loss was RMB72.5 million (US$10.2 million), representing an improvement of 34.2% from RMB110.1 million in the fourth quarter of 2022, and an increase of 8.0% from RMB67.1 million in the third quarter of 2023.

Adjusted net loss8 (non-GAAP)

Adjusted net loss was RMB22.1 million (US$3.1 million), representing an improvement of 62.8% from RMB59.4 million in the fourth quarter of 2022, and an improvement of 29.4% from RMB31.3 million in the third quarter of 2023.

Adjusted net loss attributable to EHang’s ordinary shareholders was RMB21.9 million (US$3.1 million), representing an improvement of 62.9% from RMB59.2 million in the fourth quarter of 2022, and an improvement of 29.8% from RMB31.3 million in the third quarter of 2023.

Loss per share and per ADS

Basic and diluted net loss per ordinary share were both RMB0.58 (US$0.08). Adjusted basic and diluted net loss per ordinary share9 (non-GAAP) were both RMB0.17 (US$0.02).

[6]	Adjusted operating expenses is a non-GAAP financial measure, which is defined as operating expenses excluding share-based compensation expenses. See “Non-GAAP Financial Measures” below.
[7]	Adjusted operating loss is a non-GAAP financial measure, which is defined as operating loss excluding share-based compensation expenses. See “Non-GAAP Financial Measures” below.
[8]

Adjusted net loss is a non-GAAP financial measure, which is defined as net loss excluding share-based compensation expenses and certain non-operational expenses. See “Non-GAAP Financial Measures” below.

[9]

Adjusted basic and diluted net loss per ordinary share is a non-GAAP financial measure, which is defined as basic and diluted loss per ordinary share excluding share-based compensation expenses and certain non-operational expenses. See “Non-GAAP Financial Measures” below.

Basic and diluted net loss per ADS were both RMB1.16 (US$0.16). Adjusted basic and diluted net loss per ADS10 (non-GAAP) were both RMB0.34 (US$0.04).

Balance Sheets

Cash, cash equivalents, short-term deposits, short-term investments and restricted short-term deposits balances were RMB334.1 million (US$47.1 million) as of December 31, 2023. During the fourth quarter of 2023, in which the EH216-S obtained the TC, the Company generated positive cash flow from operations.

Financial Results for Fiscal Year 2023

Revenues

Total revenues were RMB117.4 million (US$16.5 million), representing an increase of 165.0% from RMB44.3 million in 2022, primarily due to the increase in the sales volume of EH216 series products.

Costs of revenues

Costs of revenues were RMB42.1 million (US$5.9 million), compared with RMB15.1 million in 2022, primarily due to the increase in the sales volume of EH216 series products.

Gross profit and gross margin

Gross profit was RMB75.3 million (US$10.6 million), representing an increase of 157.7% from RMB29.2 million in 2022.

Gross margin was 64.1%, representing a decrease of 1.8 percentage points from 65.9% in 2022. The decrease was mainly due to changes in revenue mix.

Operating expenses

Total operating expenses were RMB377.8 million (US$53.2 million), compared with RMB339.3 million in 2022.

•

Sales and marketing expenses were RMB60.4 million (US$8.5 million), compared with RMB53.1 million in 2022. The increase was primarily due to the expansion of sales channels, as well as increased marketing and promotional activities to expand brand awareness and higher employee compensation, and partially offset by lower share-based compensation expenses.

•	General and administration expenses were RMB150.1 million (US$21.1 million), on par with RMB151.1 million in 2022.

•

Research and development expenses were RMB167.3 million (US$23.6 million), compared with RMB135.1 million in 2022. The increase was mainly due to higher share-based compensation expenses for new grant of share-based awards and salaries and benefits costs, as well as continuous expenditures on the compliance tests related to the TC of EH216-S.

[10]

Adjusted basic and diluted net loss per ADS is a non-GAAP financial measure, which is defined as basic and diluted loss per ADS excluding share-based compensation expenses and certain non-operational expenses. See “Non-GAAP Financial Measures” below.

Adjusted operating expenses (non-GAAP)

Adjusted operating expenses were RMB226.3 million (US$31.9 million), representing a reduction of 6.6% from RMB242.4 million in 2022.

Operating loss

Operating loss was RMB296.3 million (US$41.7 million), representing an improvement of 2.5% from RMB304.0 million in 2022.

Adjusted operating loss (non-GAAP)

Adjusted operating loss was RMB144.8 million (US$20.4 million), representing an improvement of 30.1% from RMB207.1 million in 2022.

Net loss

Net loss was RMB302.3 million (US$42.6 million), representing an improvement of 8.2% from RMB329.3 million in 2022.

Adjusted net loss (non-GAAP)

Adjusted net loss was RMB138.8 million (US$19.6 million), representing an improvement of 32.7% from RMB206.2 million in 2022.

Loss per share and per ADS

Basic and diluted net loss per ordinary share were both RMB2.48 (US$0.35). Adjusted basic and diluted net loss per ordinary share (non-GAAP) were both RMB1.14 (US$0.16).

Basic and diluted net loss per ADS were both RMB4.96 (US$0.70). Adjusted basic and diluted net loss per ADS (non-GAAP) were both RMB2.28 (US$0.32).

Liquidity

The Company has been incurring losses from operations since inception. For the year ended December 31, 2023, the Company had RMB302.3 million (US$42.6 million) in net loss. As of December 31, 2022 and 2023, accumulated deficit amounted to RMB1,450.4 million and RMB1,754.5 million (US$247.1 million), respectively.

The Company’s liquidity and operation depend on its ability to enhance its operating cash flows and financial position by commencing scalable commercial sales of EH216-S, and raising additional funds.

Following the milestone achievement in obtaining the world’s first pilotless passenger-carrying eVTOL certifications for EH216-S in the fourth quarter of 2023, the Company’s management expects to scale up the commercial sales of EH216-S through building up a replicable and promotable business model to further expand our partnership network and enrich the commercial scenarios of EH216-S.

In July 2023, the Company received US$23 million of equity investment through private placement from several strategic investors. The gross proceeds from the placement strengthened the Company’s liquidity status. In addition, up to the date of this earnings release, the Company has uncommitted credit facilities of RMB41.0 million (US$5.8 million), and the processes of increasing credit facilities with several commercial banks are proceeding actively. Therefore, EHang believes that its current cash and cash equivalents, anticipated cash flows from operations and additional funds from bank loan financing will be sufficient to meet its anticipated working capital requirements and material cash requirements for at least the next 12 months. However, the Company may need additional cash resources in the future if it experiences changes in business conditions or other developments, or if it pursues opportunities for investment, acquisition, capital expenditure or similar actions.

Business Outlook

For the first quarter of 2024, the Company expects the total revenues to be around RMB58.0 million, representing an increase of approximately 160% year over year.

The above outlook is based on information available as of the date of this press release and reflects the Company’s current and preliminary expectations regarding its business situation and market conditions. The outlook is subject to changes, especially given uncertainties and situations related to certification, geopolitics, economic landscape, etc.

Conference Call

EHang’s management team will host an earnings conference call at 8:00 AM on Friday, March 15, 2024, U.S. Eastern Time (8:00 PM on Friday, March 15, 2024, Beijing/Hong Kong Time).

To join the conference call via telephone, participants must use the following link to complete an online registration process. Upon registering, each participant will receive email instructions to access the conference call, including dial-in information and a PIN number allowing access to the conference call.

Participant Online Registration:

https://register.vevent.com/register/BIa7101f5cf5f949f683569fb617aa790b

A live and archived webcast of the conference call will be available on the Company’s investors relations website at http://ir.ehang.com/.

About EHang

EHang (Nasdaq: EH) is the world’s leading urban air mobility (“UAM”) technology platform company. Our mission is to enable safe, autonomous, and eco-friendly air mobility accessible to everyone. EHang provides customers in various industries with unmanned aerial vehicle (“UAV”) systems and solutions: air mobility (including passenger transportation and logistics), smart city management, and aerial media solutions. EHang’s EH216-S has obtained the world’s first type certificate and standard airworthiness certificate for unmanned eVTOL from the Civil Aviation Administration of China in 2023. As the forerunner of cutting-edge UAV technologies and commercial solutions in the global UAM industry, EHang continues to explore the boundaries of the sky to make flying technologies benefit our life in smart cities. For more information, please visit www.ehang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about management’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to those relating to certifications, our expectations regarding demand for, and market acceptance of, our products and solutions and the commercialization of UAM services, our relationships with strategic partners, and current litigation and potential litigation involving us. Management has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While they believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond management’s control. These statements involve risks and uncertainties that may cause EHang’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

Non-GAAP Financial Measures

The Company uses adjusted gross profit, adjusted operating expenses, adjusted sales and marketing expenses, adjusted general and administration expenses, adjusted research and development expenses, adjusted operating loss, adjusted net loss, adjusted net loss attributable to ordinary shareholders, adjusted basic and diluted loss per ordinary share and adjusted basic and diluted loss per ADS (collectively, the “Non-GAAP Financial Measures”) in evaluating its operating results and for financial and operational decision-making purposes. There was no income tax impact on the Company’s non-GAAP adjustments because the non-GAAP adjustments are usually recorded in entities located in tax-free jurisdictions, such as the Cayman Islands.

The Company believes that the Non-GAAP Financial Measures help identify underlying trends in its business that could otherwise be distorted by the effects of items of (i) share-based compensation expenses and (ii) certain non-operational expenses, such as provisions for legal proceedings and amortization of debt discounts, which are included in their comparable GAAP measures. The Company believes that the Non-GAAP Financial Measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management members in their financial and operational decision-making.

The Non-GAAP Financial Measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The Non-GAAP Financial Measures have limitations as analytical tools. One of the key limitations of using the Non-GAAP Financial Measures is that they do not reflect all items of expense that affect the Company’s operations. Share-based compensation expenses have been and may continue to be incurred in the business and are not reflected in the presentation of the Non-GAAP Financial Measures. Further, the Non-GAAP Financial Measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the Non-GAAP Financial Measures to the nearest U.S. GAAP measures, all of which should be considered when evaluating the Company’s performance.

Each of the Non-GAAP Financial Measures should not be considered in isolation or construed as an alternative to its comparable GAAP measure or any other measure of performance or as an indicator of the Company’s operating performance or financial results. Investors are encouraged to review the Company’s most directly comparable GAAP measures in conjunction with the Non-GAAP Financial Measures. The Non-GAAP Financial Measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on the Non-GAAP Financial Measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.0999 to US$1.00, the noon buying rate in effect on December 29, 2023 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred to in this press release could have been converted into USD or RMB, as the case may be, at any particular rate or at all.

Investor Contact: ir@ehang.com

Media Contact: pr@ehang.com

EHANG HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2022	December 31, 2023
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	249,310	228,250	32,148
Short-term deposits	—	14,397	2,028
Short-term investments	—	57,494	8,098
Restricted short-term deposits	—	33,942	4,781
Accounts receivable, net[11]	20,298	34,786	4,899
Inventories	72,364	59,488	8,379
Prepayments and other current assets[11]	45,183	24,691	3,477
Total current assets	387,155	453,048	63,810

Non-current assets:
Property and equipment, net	47,060	44,623	6,285
Operating lease right-of-use assets, net	73,482	74,528	10,497
Intangible assets, net	1,959	2,426	342
Long-term loans receivable	9,980	4,215	594
Long-term investments[12]	9,839	18,369	2,587
Other non-current assets	1,392	1,436	202

Total non-current assets	143,712	145,597	20,507

Total assets	530,867	598,645	84,317

[11]

On January 1, 2023, the Company adopted ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), using the modified retrospective method and have no material impact on the consolidated financial statements. Amount due from a related party of RMB1,700 (US$239) is included in Accounts receivable, net.

[12]

The Company established a joint venture with Xiyu Tourism, a third party, in the second quarter of 2023 and accounted as an equity method investment. In addition, the Company invested in Shenzhen Inx Technology Co., Ltd., a solid-state lithium metal battery technology company, and accounted as debt investment.

EHANG HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2022	December 31, 2023
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank loans	49,794	69,798	9,831
Short-term debt[13]	57,838	—	—
Accounts payable	35,456	35,101	4,944
Contract liabilities[14]	19,321	37,169	5,235
Current portion of long-term bank loans	13,154	3,538	498
Accrued expenses and other liabilities	97,763	94,149	13,261
Current portion of lease liabilities	5,520	5,595	788
Deferred income	1,495	1,549	218
Deferred government subsidies	1,993	3,147	443
Income taxes payable	7	29	4

Total current liabilities	282,341	250,075	35,222

Non-current liabilities:
Long-term bank loans	3,846	9,308	1,311
Mandatorily redeemable non-controlling interests	40,000	40,000	5,634
Deferred tax liabilities	292	292	41
Unrecognized tax benefit	5,480	5,480	772
Lease liabilities	69,913	75,308	10,607
Deferred income	2,928	1,486	209
Other non-current liabilities	1,389	2,477	349

Total non-current liabilities	123,848	134,351	18,923

Total liabilities	406,189	384,426	54,145

Shareholders’ equity:
Ordinary shares	75	80	11
Additional paid-in capital[15]	1,558,356	1,951,936	274,924
Statutory reserves	1,191	1,239	175
Accumulated deficit[11], [16]	(1,450,374)	(1,754,542)	(247,122)
Accumulated other comprehensive income	15,010	15,079	2,124

Total EHang Holdings Limited shareholders’ equity	124,258	213,792	30,112
Non-controlling interests	420	427	60

Total shareholders’ equity	124,678	214,219	30,172

Total liabilities and shareholders’ equity	530,867	598,645	84,317

[13]

In December 2022, the Company received interim funding from an investor who has subscribed for certain number of Class A ordinary shares of the Company in a private placement. The funds amounted to US$10 million in total and were made available for use by the Company pending the closing of the private placement. We accounted for a significant portion of the funds as short-term debt and the remaining portion as additional paid-in capital. The closing of the private placement has occurred by the end of first quarter of 2023. The Company has repaid the interim funding in full and concurrently received US$10 million as purchase price of 3,466,204 Class A ordinary shares.

[14]	Amount due to a related party of RMB2,000 (US$282) is included in Contract liabilities.
[15]

The changes in Additional paid-in capital included the impacts from transactions with non-controlling shareholder. Please refer to section of subsequent events in annual report on Form 20-F for the year ended December 31, 2022 for more details.

[16]

The changes in Accumulated deficit included the impacts from adoption of ASU 2016-13, Financial Instruments — Credit Losses (Topic 326) since January 1, 2023. Please refer to the annual report on Form 20-F for the year ended December 31, 2022 for more details.

EHANG HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for per share data and per ADS data)

	Three Months Ended				For the Year Ended
	December 31, 2022	September 30, 2023	December 31, 2023		December 31, 2022	December 31, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Total revenues	15,683	28,615	56,604	7,973	44,317	117,426	16,539
Costs of revenues	(5,318)	(10,136)	(19,986)	(2,815)	(15,098)	(42,115)	(5,932)

Gross profit	10,365	18,479	36,618	5,158	29,219	75,311	10,607
Operating expenses:
Sales and marketing expenses	(15,507)	(13,677)	(20,712)	(2,917)	(53,116)	(60,389)	(8,506)
General and administrative expenses	(51,437)	(38,409)	(55,626)	(7,835)	(151,065)	(150,092)	(21,140)
Research and development expenses	(37,097)	(37,686)	(38,140)	(5,372)	(135,082)	(167,315)	(23,566)

Total operating expenses	(104,041)	(89,772)	(114,478)	(16,124)	(339,263)	(377,796)	(53,212)
Other operating income	1,499	1,284	2,668	376	6,094	6,233	878

Operating loss	(92,177)	(70,009)	(75,192)	(10,590)	(303,950)	(296,252)	(41,727)
Other income (expense):
Interest and investment income	1,176	2,196	4,339	611	4,669	8,484	1,195
Interest expenses	(2,361)	(718)	(682)	(96)	(3,819)	(2,930)	(413)
Amortization of debt discounts	—	—	—	—	—	(12,023)	(1,693)
Foreign exchange gain (loss)	754	821	697	98	(1,488)	394	55
Other non-operating (expenses) income, net	(17,570)	974	(1,948)	(274)	(24,860)	1,752	247

Total other (expense) income	(18,001)	3,273	2,406	339	(25,498)	(4,323)	(609)
Loss before income tax and income (loss) from equity method investment	(110,178)	(66,736)	(72,786)	(10,251)	(329,448)	(300,575)	(42,336)

Income tax expenses	(7)	(118)	(74)	(10)	(79)	(206)	(29)

Loss before income (loss) from equity method investment	(110,185)	(66,854)	(72,860)	(10,261)	(329,527)	(300,781)	(42,365)
Income (loss) from equity method investment	82	(262)	399	56	196	(1,560)	(220)

Net loss	(110,103)	(67,116)	(72,461)	(10,205)	(329,331)	(302,341)	(42,585)

EHANG HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for per share data and per ADS data)

	Three Months Ended				For the Year Ended
	December 31, 2022	September 30, 2023	December 31, 2023		December 31, 2022	December 31, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Net loss	(110,103)	(67,116)	(72,461)	(10,205)	(329,331)	(302,341)	(42,585)
Net loss attributable to non-controlling interests	221	68	197	28	1,110	641	90

Net loss attributable to ordinary shareholders	(109,882)	(67,048)	(72,264)	(10,177)	(328,221)	(301,700)	(42,495)
Net loss per ordinary share:
Basic and diluted	(0.95)	(0.54)	(0.58)	(0.08)	(2.86)	(2.48)	(0.35)
Shares used in net loss per ordinary share computation (in thousands of shares):
Basic and diluted	115,266	123,866	125,431	125,431	114,695	121,494	121,494
Loss per ADS (2 ordinary shares equal to 1 ADS)
Basic and diluted	(1.90)	(1.08)	(1.16)	(0.16)	(5.72)	(4.96)	(0.70)
Other comprehensive income (loss)
Foreign currency translation adjustments net of nil tax	(1,246)	348	(4,525)	(637)	20,896	69	10

Total other comprehensive income (loss), net of tax	(1,246)	348	(4,525)	(637)	20,896	69	10
Comprehensive loss	(111,349)	(66,768)	(76,986)	(10,842)	(308,435)	(302,272)	(42,575)
Comprehensive loss attributable to non-controlling interests	221	68	197	28	1,110	641	90

Comprehensive loss attributable to ordinary shareholders	(111,128)	(66,700)	(76,789)	(10,814)	(307,325)	(301,631)	(42,485)

EHANG HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for per share data and per ADS data)

	Three Months Ended				For the Year Ended
	December 31, 2022	September 30, 2023	December 31, 2023		December 31, 2022	December 31, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Gross profit	10,365	18,479	36,618	5,158	29,219	75,311	10,607
Plus: Share-based compensation	—	—	—	—	—	—	—

Adjusted gross profit	10,365	18,479	36,618	5,158	29,219	75,311	10,607

Sales and marketing expenses	(15,507)	(13,677)	(20,712)	(2,917)	(53,116)	(60,389)	(8,506)
Plus: Share-based compensation	8,431	4,767	4,585	646	22,125	18,958	2,670

Adjusted sales and marketing expenses	(7,076)	(8,910)	(16,127)	(2,271)	(30,991)	(41,431)	(5,836)

General and administrative expenses	(51,437)	(38,409)	(55,626)	(7,835)	(151,065)	(150,092)	(21,140)
Plus: Share-based compensation	9,695	22,327	37,144	5,231	38,452	79,327	11,173

Adjusted general and administrative expenses	(41,742)	(16,082)	(18,482)	(2,604)	(112,613)	(70,765)	(9,967)

Research and development expenses	(37,097)	(37,686)	(38,140)	(5,372)	(135,082)	(167,315)	(23,566)
Plus: Share-based compensation	12,712	8,679	8,589	1,210	36,321	53,200	7,493

Adjusted research and development expenses	(24,385)	(29,007)	(29,551)	(4,162)	(98,761)	(114,115)	(16,073)

Operating expenses	(104,041)	(89,772)	(114,478)	(16,124)	(339,263)	(377,796)	(53,212)
Plus: Share-based compensation	30,838	35,773	50,318	7,087	96,898	151,485	21,336

Adjusted operating expenses	(73,203)	(53,999)	(64,160)	(9,037)	(242,365)	(226,311)	(31,876)

Operating loss	(92,177)	(70,009)	(75,192)	(10,590)	(303,950)	(296,252)	(41,727)
Plus: Share-based compensation	30,838	35,773	50,318	7,087	96,898	151,485	21,336

Adjusted operating loss	(61,339)	(34,236)	(24,874)	(3,503)	(207,052)	(144,767)	(20,391)

EHANG HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for per share data and per ADS data)

	Three Months Ended				For the Year Ended
	December 31, 2022	September 30, 2023	December 31, 2023		December 31, 2022	December 31, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Net loss	(110,103)	(67,116)	(72,461)	(10,205)	(329,331)	(302,341)	(42,585)
Plus: Share-based compensation	30,838	35,773	50,318	7,087	96,898	151,485	21,336
Plus: Amortization of debt discounts	—	—	—	—	—	12,023	1,693
Plus: Certain non-operational expenses	19,820	—	—	—	26,259	—	—

Adjusted net loss	(59,445)	(31,343)	(22,143)	(3,118)	(206,174)	(138,833)	(19,556)

Net loss attributable to ordinary shareholders	(109,882)	(67,048)	(72,264)	(10,177)	(328,221)	(301,700)	(42,495)
Plus: Share-based compensation	30,838	35,773	50,318	7,087	96,898	151,485	21,336
Plus: Amortization of debt discounts	—	—	—	—	—	12,023	1,693
Plus: Certain non-operational expenses	19,820	—	—	—	26,259	—	—

Adjusted net loss attributable to ordinary shareholders	(59,224)	(31,275)	(21,946)	(3,090)	(205,064)	(138,192)	(19,466)

Adjusted basic and diluted net loss per ordinary share	(0.51)	(0.25)	(0.17)	(0.02)	(1.79)	(1.14)	(0.16)
Adjusted basic and diluted net loss per ADS	(1.02)	(0.50)	(0.34)	(0.04)	(3.58)	(2.28)	(0.32)